SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

28 October 2003

InterContinental Hotels Group to Acquire
the Candlewood Suites Brand and Add 108 Hotels to its Portfolio

InterContinental Hotels Group (IHG) today announces an agreement to acquire a new midscale extended stay brand and an extensive portfolio of new management contracts. The deal will add the midscale extended stay Candlewood Suites brand to IHG’s brand portfolio and increase distribution by 108 hotels and nearly 12,500 rooms in the Americas.

Candlewood Suites is an established brand whose hotels are all purpose-built and are on average less than five years old. The addition of this new brand to the IHG portfolio means that the group will have representation in both the midscale extended stay segment, as well as the upscale extended stay market with the Staybridge Suites offering.

The two-part transaction involves three parties: IHG; Candlewood Hotel Corporation (CNDL); and Hospitality Properties Trust (HPT). IHG will acquire for $15 million in cash the Candlewood Suites brand from CNDL and be licensor on all current and future franchise agreements. IHG will enter into an agreement with HPT, which owns 64 Candlewood Suites hotels and will purchase an additional 12, to manage these 76 properties. The management agreements will be for 25 years with options to extend. The transaction is expected to be earnings enhancing within the first year.

This deal follows two earlier IHG announcements involving HPT. The first was HPT’s purchase of 16 Staybridge Suites and the second the conversion of 14 Summerfield Suites to Staybridge Suites hotels. Once this transaction closes, HPT will own 136 properties managed by IHG.

Commenting on the transaction Richard North, chief executive, InterContinental Hotels Group said:

"This is a very important new development for us. The acquisition of the Candlewood brand gives us the opportunity to make the most of our powerful franchising capability in the Americas to accelerate the growth of what is a high quality, established brand. And it does so without our needing to commit significant capital of our own.”

The transaction is subject to CNDL shareholder approval in December 2003.

– ends–

For further information, please contact:

Karen Whitworth, Investor Relations	01753 410177
Dee Cayhill / Kathryn Holland, Corporate Affairs	01753 410423 / 01753 410425

Note to Editors

The transaction is in two parts. IHG will acquire for a purchase price of $15m in cash, the worldwide Candlewood Suites trademarks and 32 existing franchise agreements from CNDL. IHG will enter into an agreement with HPT, which currently owns 64 Candlewood Suites hotels and will purchase an additional 12, to manage these 76 properties.

The principal terms of this transaction are: an owners priority return of $50m which is guaranteed by IHG until the financial results from IHG’s operations of these hotels reaches negotiated levels and a second owner’s priority of $10m. IHG’s management contract for these hotels has an initial term of 25 years with two renewal options for 15 years thereafter.

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

Hospitality Properties Trust is a real estate investment trust headquartered in Newton, Massachusetts, USA, which prior to the transaction owns 274 hotels located throughout the United States.

Candlewood Hotel Company, headquartered in Wichita, Kansas, owns, operates and franchises Candlewood Suites and Cambridge Suites – hotel properties that offer high-quality accommodations for all guests, while catering to mid-market and upscale business and personal travellers seeking multiple night stays. Jack DeBoer, Chairman and CEO and founder of Residence Inn, started Candlewood Hotel Company in late 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	28 October 2003